                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.)*

                             Amkor Technology, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    031652100
                                 (CUSIP Number)

                            Merrill R. Steiner, Esq.
                       Stradley Ronon Stevens & Young LLP
                            2600 One Commerce Square
                        Philadelphia, Pennsylvania 19103
                                 (215) 564-8039

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 14, 2005

             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box. [ ]

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. 031652100                     13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)
         The Group is comprised of the following persons:

1.   James J. Kim
2.   Agnes C. Kim
3.   David D. Kim, as Trustee
4.   John T. Kim, as Trustee
5.   Susan Y. Kim, as Trustee
6.   David D. Kim Trust of 12/31/87
7.   John T. Kim Trust of 12/31/87
8.   Susan Y. Kim Trust of 12/31/87
9.   Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Panichello
10.  Trust  of  Susan  Y.  Kim  dated  4/16/98  for the  benefit  of  Jacqueline
     Panichello
11.  Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan Panichello
12.  Irrevocable  Deed of Trust of James J. Kim for Jacqueline Mary Panichello -
     10/3/94
13.  Irrevocable  Deed of Trust of James J. Kim for Alexandra  Kim  Panichello -
     12/24/92
14.  Irrevocable  Deed of Trust of James J. Kim for Dylan James Panichello Trust
     of 10/15/01
15.  Irrevocable  Deed of Trust of James  J. Kim for  Allyson  Lee Kim  Trust of
     10/15/01
16.  Irrevocable  Deed of Trust of James J.  Kim,  Settlor  for  Jason Lee Kim -
     11/17/03
17.  John T. Kim Trust dated 10/27/04 for the benefit of his children
18.  Irrevocable  Trust of James J. Kim  f/b/o  Children  of David D. Kim  dated
     11/11/05.
19.  The James and Agnes Kim Foundation, Inc.

2.   Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Not applicable; not organized

        Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  73,588,158  shares,  or 38.9% of the  common  stock outstanding

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  86,939,293  shares,  or 46% of the common stock outstanding

11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person  86,939,293
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) 46% of the common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     James J. Kim

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

        Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole  Voting  Power  21,546,670  shares,  or  11.4%  of  the  common  stock outstanding

8.   Shared Voting Power Not applicable

9.   Sole  Dispositive  Power  26,219,567  shares,  or 13.8% of the common stock outstanding

10.  Shared Dispositive Power Not applicable

11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person  26,219,567
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent  of Class  Represented  by Amount in Row (11)  13.8% of the  common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No.  031652100                  13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Agnes C. Kim

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power 8,319,939 shares, or 4.4% of the common stock outstanding

8.   Shared Voting Power Not applicable

9.   Sole  Dispositive  Power  8,319,939  shares,  or 4.4% of the  common  stock outstanding

10.  Shared Dispositive Power Not applicable

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  8,319,939
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11) 4.4% of the common stock outstanding

14.  Type of Reporting Person* IN

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     David D. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

            Number of Shares Beneficially Owned by Each Person With

7.   Sole  Voting  Power  14,457,344   shares,  or  7.6%  of  the  common  stock
     outstanding

8.   Shared  Voting  Power  Not applicable

9.   Sole  Dispositive  Power  14,457,344  shares,  or 7.6% of the common  stock outstanding

10.  Shared  Dispositive  Power  1,335,113  shares,  or .7% of the common  stock outstanding

11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person  15,792,457
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11) 8.3% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No. 031652100                 13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     John T. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole  Voting  Power  13,957,344   shares,  or  7.4%  of  the  common  stock
     outstanding

8.   Shared  Voting  Power  8,750,000  shares,  or  4.6%  of  the  common  stock outstanding

9.   Sole  Dispositive  Power  13,957,344  shares,  or 7.4% of the common  stock outstanding

10.  Shared  Dispositive  Power 16,760,678  shares,  or 8.9% of the common stock outstanding

11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person  30,718,022
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent  of Class  Represented  by Amount in Row (11)  16.2% of the  common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Susan Y. Kim, as Trustee

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power 6,257,344 shares, or 3.3% of the common stock outstanding

8.   Shared  Voting  Power  8,750,00  shares,   or  4.6%  of  the  common  stock
     outstanding

9.   Sole  Dispositive  Power  6,257,344  shares,  or 3.3% of the  common  stock outstanding

10.  Shared  Dispositive  Power 15,425,565  shares,  or 8.1% of the common stock outstanding

11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person  21,682,909
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent  of Class  Represented  by Amount in Row (11)  11.5% of the  common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     David D. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole  Voting  Power  14,457,344   shares,  or  7.6%  of  the  common  stock
     outstanding

8.   Shared Voting Power Not Applicable

9.   Sole  Dispositive  Power  14,457,344  shares,  or 7.6% of the common  stock outstanding

10.  Shared Dispositive Power Not Applicable

11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person  14,457,344
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11) 7.6% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                  13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     John T. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole  Voting  Power  13,957,344   shares,  or  7.4%  of  the  common  stock
     outstanding

8.   Shared Voting Power Not Applicable

9.   Sole  Dispositive  Power  13,957,344  shares,  or 7.4% of the common  stock outstanding

10.  Shared Dispositive Power Not Applicable

11.  Aggregate Amount  Beneficially  Owned by Each Reporting  Person  13,957,344
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11) 7.4% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Susan Y. Kim Trust of 12/31/87

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power 6,257,344 shares, or 3.3% of the common stock outstanding

8.   Shared Voting Power Not Applicable

9.   Sole  Dispositive  Power  6,257,344  shares,  or 3.3% of the  common  stock outstanding

10.  Shared Dispositive Power Not Applicable

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  6,257,344
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11) 3.3% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Panichello

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  2,733,334  shares,  or  1.4%  of  the  common  stock outstanding

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  2,733,334  shares,  or 1.4% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,733,334
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11) 1.4% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Panichello

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  2,733,333  shares,  or  1.4%  of  the  common  stock outstanding

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  2,733,333  shares,  or 1.4% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,733,333
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11) 1.4% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan Panichello

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  2,733,333  shares,  or  1.4%  of  the  common  stock outstanding

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  2,733,333  shares,  or 1.4% of the common stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  2,733,333
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class Represented by Amount in Row (11) 1.4% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello -
     01/3/94

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  Not applicable

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  1,345,113  shares,  or .7% of the common  stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  1,345,113
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) .7% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello -
     12/24/92

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  Not applicable

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  1,345,113  shares,  or .7% of the common  stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  1,345,113
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) .7% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Irrevocable Deed of Trust of James J.  Kim for Dylan James Panichello Trust
     of 10/15/01

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  Not applicable

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  1,345,113  shares,  or .7% of the common  stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  1,345,113
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) .7% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Irrevocable Deed of Trust of James J.  Kim for Allyson Lee Kim Trust
     of 10/15/01

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  Not applicable

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  1,345,113  shares,  or .7% of the common  stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  1,345,113
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) .7% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Irrevocable Deed of Trust of James J. Kim, Settlor for Jason Lee Kim-
     11/17/03

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power  Not applicable

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  1,345,113  shares,  or .7% of the common  stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  1,345,113
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) .7% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     John T. Kim Trust dated 10/27/04 for the benefit of his children

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     United States Citizen

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared Voting Power 500,000 shares, or .3% of the common stock outstanding

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  500,000  shares,  or .3% of  the  common  stock outstanding

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) .3% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     Irrevocable Trust of James J. Kim f/b/o Children of David D. Kim dated
     11/11/05

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Organized in the Commonwealth of Pennsylvania

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power Not applicable

8.   Shared  Voting  Power Not applicable

9.   Sole Dispositive Power Not applicable

10.  Shared  Dispositive  Power  1,345,113  shares,  or .7% of the common  stock outstanding

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person  1,345,113
     shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) .7% of the common stock outstanding

14.  Type of Reporting Person* 00

CUSIP No.  031652100                    13D

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)
     The James and Agnes Kim Foundation, Inc.

2.   Check the Appropriate Box if a Member of a Group* (a) [X] (b) [ ]

3.   SEC Use Only

4.   Source of Funds*
     Not applicable

5.   Check Box if Disclosure of Legal  Proceedings Is Required  Pursuant to Item
     2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
     Pennsylvania Non-Profit Corporation

       Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power 289,520 shares, or .2% of the common stock outstanding

8.   Shared Voting Power Not applicable

9.   Sole  Dispositive  Power  957,077  shares,  or  .5%  of  the  common  stock outstanding

10.  Shared Dispositive Power Not applicable

11.  Aggregate Amount Beneficially Owned by Each Reporting Person 957,077 shares of common stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13.  Percent of Class  Represented by Amount in Row (11) .5% of the common stock outstanding

14.  Type of Reporting Person* CO

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the  "Schedule  13D") relates to the shares of  common  stock,  par  value  $0.001  per  share  ("Common  Stock"),  of Amkor
Technology,  Inc., a Delaware  corporation (the  "Company"),  with its principal place of business at 1900 South Price Road, Chandler, Arizona 85248.

Item 2. Identity and Background.

     (a) The following persons and the Group composed of the
following persons:

o    James J. Kim
o    Agnes C. Kim
o    David D. Kim, as Trustee
o    John T. Kim, as Trustee
o    Susan Y. Kim, as Trustee
o    David D. Kim Trust of 12/31/87
o    John T. Kim Trust of 12/31/87
o    Susan Y. Kim Trust of 12/31/87
o    Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Panichello
o    Trust  of  Susan  Y.  Kim  dated  4/16/98  for the  benefit  of  Jacqueline
     Panichello
o    Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan Panichello
o    Irrevocable  Deed of Trust of James J. Kim for Jacqueline Mary Panichello -
     10/3/94
o    Irrevocable  Deed of Trust of James J. Kim for Alexandra  Kim  Panichello -
     12/24/92
o    Irrevocable  Deed of Trust of James J. Kim for Dylan James Panichello Trust
     of 10/15/01
o    Irrevocable  Deed of Trust of James  J. Kim for  Allyson  Lee Kim  Trust of
     10/15/01
o    Irrevocable  Deed of Trust of James J.  Kim,  Settlor  for  Jason Lee Kim -
     11/17/03
o    John T. Kim Trust dated 10/27/04 for the benefit of his children
o    Irrevocable  Trust of James J. Kim  f/b/o  Children  of David D. Kim  dated
     11/11/05
o    The James and Agnes Kim Foundation, Inc.

     (b) The principal  business  address for the natural  persons listed above, who are all  members of the Kim family  (the "Kim  Family"),  the trusts for the members of the Kim Family  listed  above (the "Kim  Trusts"),  and The James and
Agnes Kim Foundation, Inc. is 1345 Enterprise Drive, West Chester, Pennsylvania,
19380.

     (c) Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present  principal  occupation or employment and (b) the name,  principal business,  and address of any corporation or other organization in which such  employment  is conducted,  of each member of the Kim Family.  The principal  business  of the Kim  Trusts  is  purchasing,  holding,  and  selling securities and other assets for investment  purposes.  The principal business of
The  James  and  Agnes  Foundation,  Inc.,  which  is  a  charitable  non-profit organization,  is to receive  contributions from donors which are invested and a portion of the investments is distributed to charitable organizations.

     (d) None of the  Reporting  Persons  has  during  the last five  years been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or  been  a  party  to  a  civil  proceeding  of  a  judicial  or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order  enjoining  future state securities laws or finding any violation with respect to such laws.

     (e) To the knowledge of the Reporting Persons,  during the last five years, none of the  reporting  persons  have been  convicted  in a criminal  proceeding
(excluding  traffic  violations  or similar  misdemeanors)  or been a party to a civil proceeding of a judicial or administrative body of competent  jurisdiction and as a result of such  proceeding  was or is subject to a judgment,  decree or final  order  enjoining  future  violations  of,  or  prohibiting  or  mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) For each  Reporting  Person,  the  response to Row 6 on the cover page, indicating  the  citizenship  or  place  of  organization  of  such  person,  is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares being  reported on this  Schedule 13D were  previously  reported on a
Schedule  13G except  shares that would be received on  conversion  of the notes described below, by the following (the "Investors"):

o    James  J.  Kim  -  $35,000,000  6  1/4%  Convertible   Subordinated   Notes
     convertible into 4,672,897 shares
o    Irrevocable  Deed of Trust of James J. Kim for Jacqueline Mary Panichello -
     10/3/94 - $10,000,000 6 1/4%  Convertible  Subordinated  Notes  convertible into 1,335,113 shares
o    Irrevocable  Deed of Trust of James J. Kim for Alexandra  Kim  Panichello -
     12/24/92 - $10,000,000 6 1/4% Convertible  Subordinated  Notes  convertible into 1,335,113 shares
o    Irrevocable  Deed of Trust of James J. Kim for Dylan James Panichello Trust
     of 10/15/01 - $10,000,000 6 1/4% Convertible Subordinated Notes convertible into 1,335,113 shares
o    Irrevocable  Deed of Trust of James  J. Kim for  Allyson  Lee Kim  Trust of
     10/15/01 - $10,000,000 6 1/4% Convertible  Subordinated  Notes  convertible into 1,335,113 shares
o    Irrevocable  Deed of Trust of James J.  Kim,  Settlor  for  Jason Lee Kim -
     11/17/03 - $10,000,000 6 1/4% Convertible  Subordinated  Notes  convertible into 1,335,113 shares
o    Irrevocable  Trust of James J. Kim  f/b/o  Children  of David D. Kim  dated
     11/11/05 - $10,000,000 6 1/4% Convertible  Subordinated  Notes  convertible into 1,335,113 shares
o    The James and Agnes Kim  Foundation,  Inc. - $5,000,000 6 1/4%  Convertible
     Subordinated Notes convertible into 667,557 shares

The 6 1/4%  Convertible  Subordinated  Notes will bear an interest rate of 6.25%
per year, payable  semi-annually in arrears commencing on June 1, 2006, and will be  convertible  into Amkor's  common  stock at a conversion  price of $7.49 per share (subject to adjustment as provided in the Indenture and Note), and will be subordinated  to the prior  payment in full of all of Amkor's  senior and senior subordinated debt. The 6 1/4% Convertible  Subordinated Notes are convertible at any time, and if not previously converted,  will mature on December 1, 2013 when the outstanding  principal is due and payable.  James J. Kim has purchased his 6
1/4% Convertible Subordinated Notes with his personal funds. The James and Agnes
Kim Foundation,  Inc., purchased its 6 1/4% Convertible  Subordinated Notes with its own funds. Each trust has financed purchase of the notes with funds borrowed from  individual  members of the Kim Family.  The above notes were acquired in a closing on  November  18,  2005  effected  at the  offices  of Wilson,  Sousini,
Goodrich  & Rosati,  P.C.,  Palo  Alto,  California,  counsel  to Amkor.  At the closing, the indenture was executed by Amkor and the trustee, U.S. Bank National
Association,  and the notes were  authenticated  and  delivered to the investors purchasing the notes. In view of the transactions described in Item 4 below, the ownership of the notes of Common  Stock is no longer being  reported on Schedule
13G.

Item 4. Purpose of Transaction.

     The 6 1/4%  Convertible  Subordinated  Notes were  acquired for  investment purposes.

Item 5. Interest in Securities of the Company.

     (a) For each  Reporting  Person,  the response to Row 11 on the cover page, indicating  the  aggregate  number  and  percentage  of shares  of Common  Stock
beneficially  owned  by  each  Reporting  Person,  is  incorporated   herein  by
reference.  The  ownership  percentages  were  calculated  based on  189,348,573 outstanding  shares of Common Stock,  as reported in filings with the Securities and Exchange Commission, plus the addition of the number of shares that would be received upon  conversion of the notes,  as of November 1, 2005.  Each Reporting
Person  states that the filing of this Schedule 13D shall not be construed as an admission  that such  Reporting  Person is, for the purposes of Section 13(d) or
13(g) of the  Securities Act of 1933, as amended,  the  beneficial  owner of the shares of Common Stock  reported as  beneficially  owned by the other  Reporting
Persons in this Schedule 13D.

     (b) For each  Reporting  Person,  the  response to Row 7 on the cover page, indicating  the number of shares as to which  such  person has the sole power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 8 on the  cover  page, indicating  the  aggregate  number of shares as to which such  person has shared power to vote or to direct the vote, is incorporated herein by reference.

     For  each  Reporting  Person,  the  response  to Row 9 on the  cover  page, indicating  the number of shares as to which  such  person has the sole power to dispose or to direct the disposition, is incorporated herein by reference.

     For each  Reporting  Person,  the  response  to Row 10 on the  cover  page, indicating  the number of shares as to which such person has the shared power to vote or to direct the vote, is incorporated herein by reference.

     (c) See items 3 and 4 above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Company.

     Each  individual  listed  in this  filing  is a member  of the James J. Kim family and each member may vote the shares of common stock of the issuer held by them, in their discretion,  in concert with the family. The trust agreement, for certain of the trusts  listed in this  filing,  authorizes  the  trustees of the trust to vote the shares of common  stock of the issuer  held by them,  in their discretion, in concert with members of the Kim Family. James J. Kim and Agnes C.
Kim are the  parents of Susan Y. Kim,  David D. Kim and John T. Kim and Susan Y.
Kim is the  parent of  Alexandra  Panichello,  Jacqueline  Panichello  and Dylan
Panichello.  John T. Kim is the parent of Allyson Kim and Jason Lee Kim.  All of the directors and officers of The James and Agnes Kim Foundation, Inc. (the "Kim
Foundation") are members of the Kim Family.  Accordingly,  if the Kim Foundation
were to acquire  shares in the future as a result of exercising  the  conversion right,  it might be expected to vote those  shares of common stock of the issuer in concert with the James J. Kim Family.

     In connection with the acquisition of the 6 1/4%  Convertible  Subordinated
Notes  described  in Item 3 above,  the  Investors  (James J. Kim, The James and
Agnes  Kim  Foundation,  Inc.  and six  trusts  for  the  benefit  of Mr.  Kim's grandchildren  described  above)  entered into a Voting  Agreement  (the "Voting
Agreement")  with  Amkor  as of  November  18,  2005.  Pursuant  to  the  Voting
Agreement,  the Investors agreed to (i) vote all shares of common stock of Amkor issued  upon  conversion  of  the  61/4%  Convertible  Subordinated  Notes  (the
"Converted  Shares") in accordance with the Voting Agreement,  and (ii) vote all
Converted  Shares  in the  same  proportion  to  all  other  outstanding  voting securities of Amkor (excluding any and all voting securities beneficially owned, directly or indirectly,  by the Investors) that are actually voted on a proposal submitted to Amkor's  stockholders for approval (a "Neutral Manner");  provided,
however,  that  should  the  Investors,  in  the  aggregate,   beneficially  own
securities of Amkor (other than the  Converted  Shares)  representing  less than
41.6% of the  then-outstanding  voting power of Amkor, then the Converted Shares equal to the difference of (i) (x) the number of shares of Common Stock entitled to vote  as of the  record  date  set for  any  matter  submitted  for a vote of stockholders  of Amkor  multiplied  by (y) .416,  less (ii) the total  number of shares of Common Stock  beneficially  owned by the Investors in the aggregate on the record date set for such stockholder  vote other than the Converted  Shares, would not have to be voted in a Neutral Manner in accordance  with the terms and conditions of the Voting  Agreement.  The Voting  Agreement shall terminate upon the earliest of (i) December 1, 2013,  (ii) such time as no principal  amount of the  61/4%  Convertible  Subordinated  Notes  or  any  Converted  Shares  remain outstanding,  (iii) a change of  control  of Amkor  (as  defined  in the  Voting
Agreement), or (iv) the mutual agreement of the Investors and Amkor.

Item 7. Material Filed as Exhibits.

        Exhibit A - Agreement regarding joint filing.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of our knowledge and belief,  we certify that the information  set forth in this statement is true,  complete and correct.

Dated:   November 28, 2005

/s/ James J. Kim*
_____________________________                           November 28, 2005
James J. Kim

/s/ Agnes C. Kim*
_____________________________                           November 28, 2005
Agnes C. Kim

/s/ David D. Kim*
_____________________________                           November 28, 2005
David D. Kim, as Trustee

/s/ John T. Kim*
_____________________________                           November 28, 2005
John T. Kim, as Trustee

/s/ Susan Y. Kim*
_____________________________                           November 28, 2005
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*
         ______________________                               November 28, 2005
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*
         ______________________                               November 28, 2005
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*
         ______________________                               November 28, 2005
         Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Panichello

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Panichello

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan Panichello

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Irrevocable  Deed of Trust of James J.  Kim for  Jacqueline  Mary  Panichello -
10/3/94

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Irrevocable  Deed of  Trust  of James J.  Kim for  Alexandra  Kim  Panichello -
12/24/92

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Irrevocable  Deed of Trust of James J. Kim for Dylan James  Panichello  Trust of
10/15/01

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J.  Kim for Allyson Lee Kim Trust of 10/15/01

By:      /s/ John T. Kim*
         ______________________                         November 28, 2005
         John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim, Settlor for Jason Lee Kim - 11/17/03

By:      /s/ John T. Kim*
         ______________________                         November 28, 2005
         John T. Kim, as Trustee

John T. Kim Trust dated 10/27/04 for the benefit of his children

By:      /s/ John T. Kim*
         ______________________                         November 28, 2005
         John T. Kim, as Trustee

Irrevocable Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:      /s/ David D. Kim*
         ______________________                         November 28, 2005
         David D. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:      /s/ Susan Y. Kim
         ______________________                         November 28, 2005
         Susan Y. Kim, as Secretary

 /s/Memma S. Kilgannon                                   November 28, 2005
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission

                                   Schedule I

ITEM 2.  (a)      Name of Person Filing
                           James J. Kim

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Citizenship: United States Citizen

                  (d)      Title of Class of Securities
                           Common Stock, par value, $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Agnes C. Kim

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Citizenship: United States Citizen

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           David D. Kim, as Trustee

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Citizenship: United States Citizen

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Susan Y. Kim, as Trustee

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Citizenship: United States Citizen

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           John T. Kim, as Trustee

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Citizenship: United States Citizen

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           David D. Kim Trust of 12/31/87

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           John T. Kim Trust of 12/31/87

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Susan Y. Kim Trust of 12/31/87

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Trust of Susan Y. Kim dated 4/16/98 for the benefit
                           of Alexandra Panichello

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Trust of Susan Y. Kim dated 4/16/98 for the benefit
                           of Jacqueline Panichello

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Trust of Susan Y. Kim dated 4/16/98 for the benefit
                           of Dylan Panichello

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Irrevocable Deed of Trust of James J. Kim for
                           Jacqueline Mary Panichello - 10/3/94

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Irrevocable Deed of Trust of James J. Kim for
                           Alexandra Kim Panichello - 12/24/92

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Irrevocable Deed of Trust of James J. Kim for Dylan
                           James Panichello - 10/15/01

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Irrevocable Deed of Trust of James J. Kim for
                           Allyson Lee Kim - 10/15/01

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Irrevocable Deed of Trust of James J. Kim for Jason
                           Lee Kim - 11/17/03

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           John T. Kim Trust dated 10/27/04 for the benefit
                           of his children

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           Irrevocable Trust of James J. Kim f/b/o Children of
                           David D. Kim dated 11/11/05

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

ITEM 2.  (a)      Name of Person Filing
                           The James and Agnes Kim Foundation, Inc.

                  (b)      Address of Principal Business Office, or if none,
                           Residence
                           1345 Enterprise Drive, West Chester, PA 19380

                  (c)      Organization
                           Organized in the Commonwealth of Pennsylvania

                  (d)      Title of Class of Securities
                           Common Stock, par value $.001 per share

                  (e)      CUSIP Number: 031652100

                                    EXHIBIT A

This Agreement made by the undersigned  persons  certifies that each undersigned person  agrees that the  statement  on Schedule  13D to which this  Exhibit A is attached  is filed on  behalf of each of them and the  Group.  The  "Group"  (as defined in Rule 13d-5(b)) may be deemed to be composed of the following persons:

o    James J. Kim
o    Agnes C. Kim
o    David D. Kim, as Trustee
o    John T. Kim, as Trustee
o    Susan Y. Kim, as Trustee
o    David D. Kim Trust of 12/31/87
o    John T. Kim Trust of 12/31/87
o    Susan Y. Kim Trust of 12/31/87
o    Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Panichello
o    Trust  of  Susan  Y.  Kim  dated  4/16/98  for the  benefit  of  Jacqueline
     Panichello
o    Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan Panichello
o    Irrevocable  Deed of Trust of James J. Kim for Jacqueline Mary Panichello -
     10/3/94
o    Irrevocable  Deed of Trust of James J. Kim for Alexandra  Kim  Panichello -
     12/24/92
o    Irrevocable  Deed of Trust of James J. Kim for Dylan James Panichello Trust
     of 10/15/01
o    Irrevocable  Deed of Trust of James  J. Kim for  Allyson  Lee Kim  Trust of
     10/15/01
o    Irrevocable  Deed of Trust of James J.  Kim,  Settlor  for  Jason Lee Kim -
     11/17/03
o    John T. Kim Trust dated 10/27/04 for the benefit of his children
o    Irrevocable  Trust of James J. Kim  f/b/o  Children  of David D. Kim  dated
     11/11/05
o    The James and Agnes Kim Foundation, Inc.

Each  undersigned  further  agrees  the  information  as  it  pertains  to  each undersigned is accurate and complete and that each  undersigned has no knowledge or reason to believe that  information as it relates to the other persons making this filing is inaccurate.

/s/ James J. Kim*
_____________________________                           November 28, 2005
James J. Kim

/s/ Agnes C. Kim*
_____________________________                           November 28, 2005
Agnes C. Kim

/s/ David D. Kim*
_____________________________                           November 28, 2005
David D. Kim, as Trustee

/s/ John T. Kim*
_____________________________                           November 28, 2005
John T. Kim, as Trustee

/s/ Susan Y. Kim*
_____________________________                           November 28, 2005
Susan Y. Kim, as Trustee

David D. Kim Trust of 12/31/87

By:      /s/ David D. Kim*
         ______________________                         November 28, 2005
         David D. Kim, as Trustee

John T. Kim Trust of 12/31/87

By:      /s/ John T. Kim*
         ______________________                         November 28, 2005
         John T. Kim, as Trustee

Susan Y. Kim Trust of 12/31/87

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Panichello

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Panichello

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan Panichello

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello -
10/3/94

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello -
12/24/92

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello Trust of
10/15/01

By:      /s/ Susan Y. Kim*
         ______________________                         November 28, 2005
         Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J.  Kim for Allyson Lee Kim Trust of 10/15/01

By:      /s/ John T. Kim*
         ______________________                         November 28, 2005
         John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim, Settlor for Jason Lee Kim - 11/17/03

By:      /s/ John T. Kim*
         ______________________                         November 28, 2005
         John T. Kim, as Trustee

John T. Kim Trust dated 10/27/04 for the benefit of his children

By:      /s/ John T. Kim*
         ______________________                         November 28, 2005
         John T. Kim, as Trustee

Irrevocable Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:      /s/ David D. Kim*
         ______________________                         November 28, 2005
         David D. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:      /s/ Susan Y. Kim
         ______________________                         November 28, 2005
         Susan Y. Kim, as Secretary

 /s/Memma S. Kilgannon                                  November 28, 2005
 *Memma S. Kilgannon, as attorney in fact
 for each reporting person indicated, pursuant to
 powers-of attorney previously filed with the
 Securities and Exchange Commission